Lollipop Corporation
15500 SW Jay St. #81704
Beaverton, OR 97006
Tel: (786) 228-5772
Fax: (866) 480-9591

March 19, 2013

By Edgar

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Washington DC, 20549

Re: Lollipop Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed: February 4, 2013
File No. 333-186069

Lollipop Corporation acknowledges receipt of the letter dated February 27, 2013 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  We have amended our Registration Statement on Form S-1 (the "Second Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment No. 1 to Form S-1
General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  We have no written communications as defined in Rule 405 that have been presented to any investor.  Further, there are no research reports about us that we are aware of.  Should we become aware of any, we will supplement.

Prospectus Page

2. We note that you may extend the offering period for an additional 90 days. Please clarify how you intend to alert investors in the event you extend the offering period, for example by filing a post-effective amendment.

Response:  Amended.  Please see Second Amended Draft.

Summary Information, page 5

3. With respect to your use of proceeds disclosure in this section, revise to account for the entire $100,000 you plan to raise through this offering. In that regard, it appears that you have only accounted for $80,000 in proceeds, not including $11,500 in offering expenses. See Item 504 of Regulation S-K.

Response:  Amended.  Please see Second Amended Draft.

4. We note that your disclosure here regarding offering expenses does not appear consistent with your disclosure at page 22. Please revise accordingly.

Response:  Amended.  Please see Second Amended Draft.

Risk Factors, page 7

5. We note your risk factor titled “This offering is aiming to raise $100,000 with which we believe is the ideal amount to start our operation…” Please provide discussion of the risks you face if you do not raise the full $100,000 contemplated in this offering, including what would happen if you fail to raise at least 50% of this offering. In this regard, we note the discussion in the capital resources and liquidity section on page 24.

Response:  Amended.  Please see Second Amended Draft.

Use of Proceeds, page 14

6. We note your reference to the Plan of Operations on page 22. Please also include disclosure of your intended use of proceeds in the event you are able to sell only 25% of the shares being offered

Response: Amended. Please see Second Amended Draft.

Plan of Distribution, page 15

7. Please delete the reference to a “resale” in the first paragraph of this section.

Response: Amended. Please see Second Amended Draft.

8. We note your statement that, “Prior to being quoted on the OTCBB, the company may sell its shares in private transactions to individuals.” The filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering. As such, if you are relying on Section 4(2), please disclose the steps you will take to ensure that investors in any concurrent private placement will not be solicited by this registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. Refer to Release No. 33-8828 (Aug. 3, 2007) for guidance.

Response: Amended. Please see Second Amended Draft.

9. We note your statement that sales must be made at the fixed price of $0.25 “until a market develops for the stock.” As you are not S-3 eligible, you may not conduct an at-the-market primary offering pursuant to this registration statement. Please revise accordingly.

Response: Amended. Please see Second Amended Draft.

Description of Business, page 17

10. We note your two hyperlinks to www.grabstats.com. However, it is not clear how these websites support your statements or are relevant to your business plan. For example, these websites refer to data from 2007 on organic food in the United States. Your purported business plan seeks to sell nutritional supplements outside the United States. Please explain what this data is, how it was collected, and how it supports your statements regarding the market for sports nutritional supplements. Revise your disclosure accordingly.

Response: Amended. Please see Second Amended Draft.

11. At page 18, you state that you plan to hire a “freelance athlete” to promote your products. Please clarify what you mean by a freelance athlete, and explain the approximate amount you intend to pay this individual for their services, including the source of such funds. In that regard, your plan of operations at page 22 does not appear to include funds for this purpose.

Response: Amended. Please see Second Amended Draft.

Distribution to Stores, page 18

12. With respect to your statements regarding your plans to establish direct sales channels with Eden Teva Markets and the other chain stores you identify by name, clearly disclose the status of your current relationships with such established businesses. In that regard, it does not appear that you have any contracts or agreements in place. Disclose the status of any negotiations or other preliminary discussions.

Response: Amended. Please see Second Amended Draft.

Market Analysis, page 18

13. Please provide us on a supplemental basis with the research reports you refer to regarding the state of the sports nutrition industry. Clarify the specific market that these reports are considering and analyzing.

Financial Statements
Notes to the Financial Statements
Note 3 – Stockholder’s Equity, F-8

14. We note you disclose the issuance of 875,000 shares of common stock to your officers and directors on December 7, 2011. This disclosure does not appear to be consistent with the disclosure provided on pages 31 and 32 of your filing regarding the same issuance of shares of your common stock. Please revise your disclosures to eliminate these apparent inconsistencies.

Response: Amended. Please see Second Amended Draft.

Management Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources and Liquidity, page 24.

15. We note your disclosure per page 25 of your filing stating: “The Company’s current debts are to its attorney, auditor and printer.” However, it does not appear that corresponding amounts are presented on the face of your financial statements. Please revise your financial statements to reflect these liabilities or tell us why you do not believe they should be included.

Response: Amended. Please see Second Amended Draft.

16. We note your statement that you do not anticipate researching any further products or services “other than those described on this prospectus.” Please revise in each appropriate place in your prospectus to indicate which specific products you are referring to. In certain places you refer to a sports nutrition lollipop, but in other places you refer simply to “products.” In this regard, we note references in several places in the document to energy bars. Please provide further disclosure with respect to your intentions, if any, to market energy bars.

Response: Amended to remove futures activities. Please see Second Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

By:	/s/ Yisrael Meir Fromer
Yisrael Meir Fromer
CEO

VIA EDGAR cc; John Lucas, Staff Attorney